BACKGROUND ON JAY E. ORT'S RESEARCH

I graduated from Lewistown (PA) High School in 1952 and received the Bausch and Lomb Science Award for having the highest GPA in the sciences in my graduating class. In 1962, after working for FMC as an air and water quality analyst as well as a tour of duty in South Korea, I received my B.S. in Geology in Geology from the University of Idaho. My first two jobs out of college were with Kerr-McGee in the uranium mining industry, first as a geologist in a large uranium mine at Grants, NM, then as a mining engineer covering three uranium mines in northeastern Arizona..

Next I worked as an Industrial Hygienist with the Martin Company out of Wichita, KS and Tucson, AZ with responsibility for keeping the working staff and surrounding residents safe from highly toxic and hypergolic propellants during the installation of 54 Titan II intercontinental missiles, which incidentally had warheads that were 800 times as powerful as the Hiroshima bomb that ended World War II and effectively and quietly ended the Cuban Missile Crisis abruptly as well..

Largely because of the expertise I gained working with toxic/hypergolic missile propellants, I was hired at the White Sands Apollo Test Facility as Technical Advisor with the Zia Company, which was the Facilities Contractor to NASA at White Sands as well as AEC at the Los Alamos Nuclear Facilities.

I came to be involved in meetings in late 1965, where NASA, North American Aviation and Grumman Aviation, as well as Zia began discussing the next mission, manned flight to Mars, even though there had been no Apollo flights yet. At one of those meetings I suggested that they consider changing the pure oxygen atmosphere used in the Apollo Command Module to a mix of oxygen and nitrogen close to atmospheric mix ratio. About 15 months later in early 1967, and before the first Apollo trip to the moon three astronauts (White, Chaffee and Grissom) paid for NASA ignoring my advice and in fact the first Apollo flight was delayed about 9 months, resulting in millions of dollars in cost being added to the cost of the Apollo Program.

During this period, I initiated the use of algae to treat waste toxic propellants (hydrazine and nitrogen tetroxide). This enabled waste toxic propellants to be disposed at very low cost compared to neutralization with hydrogen peroxide treatment and over the life of Apollo would have cost millions of dollars. It is my understanding that the practice of using algae was taken up at Houston and the Cape as well. In the deflectors under the rocket engines, I also introduced using waste hydrazine in the cooling water which circulated when the rocket engines were being fired. The waste hydrazine acted as an oxygen scavenger which prevents the deflectors from rusting. I also introduced the use of propellant grade liquid oxygen and nitrogen for breathing air instead of buying liquid breathing air. The propellant grade specifications were more stringent than breathing air specifications and because the project bought propellant grade in huge quantities, that practice also saved millions of dollars.

I became fascinated by the technology needed for a 2 year round trip for 4 astronauts and decided that I wanted to be personally involved in developing the needed technology for the upcoming Mars Project, but I was interested in using it for Earth-bound use to improve air and water quality, to make the U.S. and potentially every other nation on Earth energy-independent, through the production of renewable biofuels from algae as well as food-independent, providing high quality through the use of algae culturing to grow enough tilapia to feed the world's entire population of 6.5 billion. I resigned my position in February 1966 and started my work.

First I borrowed money from a Roswell bank and purchased equipment for a small sanitary laboratory in Roswell, as well as a pickup truck and cab-over camper which I equipped as a field laboratory. I also sat up a sub-S corporation called Biosystems, Inc., selling stock to friends I had worked with on the Apollo Project. The first market which was intended to generate revenue was one of testing sewage plants in the state to improve operating efficiency. Most towns in New Mexico had invested significant money in sewage plants, but most did not have a clue on how to operate the plants. I assumed New Mexico DEP would help me gain clientele, because only Albuquerque had laboratory capability. Virtually all the other towns in New Mexico were not being efficiently operated and needed help, but without a push from the state didn't want to add another expense to their budget. I did manage to pick up a few towns but not enough to make a living. It was my intent to gain enough income to sustain myself while trying to construct an algae-based pilot plant for research and demonstration. Because I could not become financially self-supporting, I had discussions with several small consulting engineering companies in New Mexico and Texas who showed an interest in what I was trying to do. A new company called Ecological Research Associates (ERA, Inc.) was formed through a merger of Biosystems with three consulting engineering companies. It was agreed that the engineers would generate income through consulting work, while a pilot algae plant would be built and tested. A pilot plant was built at Lubbock, Texas, using about 20,000 gallons of Lubbock sewage per day. With adjustments the pilot plant was soon working quite well. The plant was producing effluent water similar to Lubbock tap water in quality except that unlike the very hard tap water our effluent was quite soft. A new problem arose when the engineers became so fascinated with the pilot plant, the generation of income slackened, and salaries of principles in ERA were discontinued for some 27 months. During this period UPI published an article on our plant which went worldwide . I also wrote an article on the plant in Water And Wastes Engineering Magazine, which also attracted much attention. Professors and students from many universities came to see the pilot operation, as did people from the USSR, China, and various distant countries.

From that experience, I learned how to capture carbon dioxide using high pH water generated by algae, and how to auto-harvest micro-algae. Based on old research published by Carnegie Institute of Washington in 1953, wherein the "Flashing Light Effect" (Photo-modulation) was described, which properly applied, makes artificial lighting of algae cultures practical and attractive by saving about 89 percent on lighting costs. Also the use of red and blue spectrum light on select species of algae producing as much as 1700 percent growth enhancement, came to my attention on algae research, which was published in 1968. Altogether, information from old research, make it possible to grow algae at a daily doubling rate as high as 45 times per day under LED artificial lighting, with photo-modulation at an electrical power cost of under two cents per gallon of biodiesel product, while producing the biodiesel at upwards of 18 million gallons per acre per year (equal to 1000 times as land-efficient as any other known research). In addition, before I left the Lubbock pilot plant operation due to financial pressure, I started to research enhancement of methane generation from wastes, and in particular from livestock wastes including those found in the large beef cattle feedlots found in the Texas Panhandle. When financial pressure led to my moving back to Central Pennsylvania, my original home, we began a research relationship with Dr. William J. Jewell at Cornell University to evaluate the potential of feedlot manure. Drums of feedlot waste were shipped to Dr. Jewell at Cornell from the Texas Panhandle for evaluation. My methane work also continued in Central Pennsylvania and eventually a research grant was awarded from the federal Office of Energy-Related Inventions (OERI). My grant was one of 128 funded out of 25,300 applicants. A copy of the OERI final examiner's report on the grant is available. The final examiner was apparently quite impressed with my bioreactor design and the grant funds were used to build 3 methane bioreactors in an engineering laboratory on the Penn State University campus. In his final report on my design, the examiner commented that my design had the potential to rejuvenate the field of methane generation.. I discovered in my research that my design could be much improved by raising pH in the bioreactors rather than lowering pH to remove C02, as I originally planned.

In summary my technology, developed over a 45 year period, can cause algae to grow up to 17 times (1700 percent) as fast using less than 2 percent of the electrical power that fluorescent requires using only about one 200,000th the land area that soy requires to yield as much biodiesel, and only 1,000th the land area the most efficient other algae farmers report.

My work, in addition to drawing much valuable information from old research of others, as well as personal research, also benefitted from discussions with professors from 3 universities (New Mexico State, Texas Tech, and Penn State), but most of all from my Creator.

THE INFORMATION INCLUDED IN THIS CORRESPONDENCE IS THE PROPERTY OF JAY E. ORT AND IS NOT TO BE DISCLOSED TO ANY OTHER PARTY WITHOUT THE EXPRESS WRITTEN PERMISSION OF JAY E. ORT. ALL INFORMATION REMAINS THE PROPERTY OF JAY E. ORT.